American Pension Investors Trust

2303 Yorktown Avenue

Lynchburg, VA 24501

July 20, 2020

VIA EDGAR

Mr. Christopher Bellacicco

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	American Pension Investors Trust (the “Registrant”)

File Nos. 002-96538 and 811-04262

Dear Mr. Bellacicco:

On behalf of the Registrant, set forth below are the Registrant’s responses to comments received from the staff of the Division of Investment Management regarding post-effective amendment No. 78 (“PEA 78”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “Securities Act”), and Post-Effective Amendment No. PEA 80 under the Investment Company Act of 1940, as amended (the “Investment Company Act”), filed pursuant to Rule 485(a) on May 20, 2020, with respect to the Yorktown Treasury Advanced Total Return Fund (the “Advanced Total Return Fund”).

In connection with this response letter, and on or around August 3, 2020, the Registrant anticipates filing, pursuant to Rule 485(b), post-effective amendment No. 81 to the Registrant’s registration statement under the Securities Act (“PEA 81”), which is expected to include (i) changes to PEA 83 in response to the Staff’s comments, (ii) certain other non-material information; and (ii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided July 2, 2020 to PEA 78, accompanied by the Registrant’s responses to the comments.

U.S. Securities and Exchange Commission

Division of Investment Management

July 20, 2020

1.	Staff Comment: Significant market events have occurred as a result of COVID-19, please consider which disclosures in the principal investment risks section should be revised based on how the events may affect the Fund and its investments. If the Registrant determines no additional disclosure is warranted, please explain supplementally why not.

□ Registrant’s Response: We believe it is not necessary to include risk disclosure regarding market events which have occurred as a result of COVID-19 as the Fund will be invested only in securities issued by the United States Treasury.

2.	Staff Comment: Please list risks in order of importance rather than in alphabetical order as noted in the staff’s ADI 2019-08 – Improving Principal Risks Disclosure.

□ Registrant’s Response: The Registrant notes that the principal risk disclosure for the Fund currently appears in alphabetical order in its summary section, and that this is true for the other Funds in the American Pension Investors Trust as well. The Registrant believes this is appropriate, to avoid any potential misunderstanding that the order in which the principal risk items appear are indicative of the magnitude of such risks. The Registrant believes that each of the listed disclosures is a “principal risk” of the Fund, and that the relative magnitude of such risks may vary over time and under different circumstances. As a consequence, the Registrant believes that the current presentation of risk disclosures remains appropriate.

3.	Staff Comment: Please consider adding risk disclosure more specific to zero coupons and STRIPS.

□ Registrant’s Response: Comment complied with.

4.	Staff Comment: The Portfolio Turnover section indicates that portfolio turnover may be well over 100%, please include “Portfolio Turnover Risk”.

□ Registrant’s Response: Comment complied with.

5.	Staff Comment: Please elaborate on the material conflict which may existed between management of the Fund’s investments and the investments of other accounts managed by the Portfolio Manager.

□ Registrant’s Response: This language regarding the material conflict between management of the Fund’s investments and the investments of other accounts managed by the Portfolio Manager has been revised to state that there is no material conflict. A material conflict will not exist as there are no separately managed accounts managed by the Adviser and this is the only Fund of the Registrant with these investment parameters.

U.S. Securities and Exchange Commission

Division of Investment Management

July 20, 2020

6.	Staff Comment: Please disclose that the fund will provide investors with at least 60 days’ notice if it changes its policy of investing as 80% of its assets in interest only and principal only U.S. Treasury securities.

□ Registrant’s Response: Comment complied with.

7.	Staff Comment: If Acquired Fund Fees and Expenses (“AFFE”) will exceed one basis point, then please include AFFE in the fee table as required by Item 3, Instruction 3(f)(i) of Form N-1A.

□ Registrant’s Response: AFFE will not exceed one basis point and is therefore not included in the fee table.

8.	Staff Comment: In the Statement of Additional Information, in the Fundamental Investment Restrictions, please include the Fund’s policy regarding senior securities and underwriting. Please see Section 8(b)(1) of the 1940 Act and Item 16(c)(i) of Form N-1A.

□ Registrant’s Response: Comment complied with.

* * * * *

If you have any questions or further comments, please contact Maggie Bull at (513) 869-4262.

Very truly yours,
/s/ Maggie Bull
Maggie Bull
Assistant Secretary
American Pension Investors Trust